UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Impinj, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
453204109
(CUSIP Number)
Matthew Whitehead, Chief Operating Officer / Authorized Signatory
3000 El Camino Real, Building 5, Suite 450, Palo Alto, CA 94306
+1 332 242 8518
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 08, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 453204109

1	NAME OF REPORTING PERSON: Sylebra Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,222,352
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,222,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.86%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 453204109

1	NAME OF REPORTING PERSON: Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,222,352
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,222,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.86%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 453204109

1	NAME OF REPORTING PERSON: Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,222,352
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,222,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.86%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 453204109

1	NAME OF REPORTING PERSON: Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,222,352
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,222,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.86%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 453204109
ITEM 1.	SECURITY AND ISSUER:
This Amendment on Schedule 13D/A amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 10, 2024, as amended from time to time (the "Schedule 13D"), relating to the shares of common stock, par value $0.001 per share ("Common Stock"), of Impinj, Inc.(the "Issuer"). The principal executive offices of the Issuer are located at: 400 Fairview Avenue North, Suite 1200, Seattle WA 98109. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND:
Sylebra Capital LLC ("Sylebra US") hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit 1.

Sylebra US and Sylebra Capital Limited ("Sylebra HK") are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd. ("SCP MF"), Sylebra Capital Parc Master Fund ("PARC MF"), Sylebra Capital Menlo Master Fund ("MENLO MF") and other advisory clients. The term Affiliated Investment Entities refers to SCP MF, PARC MF, MENLO MF and other advisory clients. Sylebra Capital Management ("Sylebra Cayman") is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson ("Gibson") owns 100% of the Class A shares of Sylebra Cayman and 100% of the share capital of Sylebra US. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra US, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities.

Sylebra US, Sylebra HK, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

The principal address of the Reporting Persons is c/o Sylebra Capital LLC, 3000 El Camino Real, Building 5 Suite 450, Palo Alto, CA 94306.

Each of Sylebra US, Sylebra HK and Sylebra Cayman are engaged in the principal business of fund management. Gibson serves as (i) a director and owner of each Sylebra HK and Sylebra Cayman and (ii) a sole member of Sylebra US. Each of the Affiliated Investment Entities are engaged in the principal business of investments.
None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

None of the Reporting Persons have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sylebra US is a limited liability company organized under the laws of Delaware, United States. Sylebra HK is a private limited company organized under the laws of Hong Kong. Sylebra Cayman is an exempted company with limited liability organized under the laws of the Cayman Islands. Gibson is a citizen of Antiqua and Barbuda.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
N/A as this was a disposal of securities.
ITEM 4.	PURPOSE OF TRANSACTION:
N/A as this was a disposal of securities.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)(b)
Reporting Person: Sylebra Capital LLC (2)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 2,222,352
Sole Dispositive Power: --
Shared Dispositive Power: 2,222,352
Beneficial Ownership: 2,222,352
Percentage of Class: 7.86%(1)

Reporting Person: Sylebra Capital Limited (3)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 2,222,352
Sole Dispositive Power: --
Shared Dispositive Power: 2,222,352
Beneficial Ownership: 2,222,352
Percentage of Class: 7.86%(1)

Reporting Person: Sylebra Capital Management (4)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 2,222,352
Sole Dispositive Power: --
Shared Dispositive Power: 2,222,352
Beneficial Ownership: 2,222,352
Percentage of Class: 7.86%(1)

Reporting Person: Daniel Patrick Gibson (5)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power:2,222,352
Sole Dispositive Power: --
Shared Dispositive Power: 2,222,352
Beneficial Ownership: 2,222,352
Percentage of Class: 7.86%(1)

(1) This percentage is calculated based upon 28,288,561 shares of the Issuers common stock outstanding as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the 1934 Act.
(2) Sylebra US holds no shares of the Issuers common stock directly. Sylebra US may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-adviser.
(3) Sylebra HK holds no shares of the Issuers common stock directly. Sylebra HK may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-adviser.
(4) Sylebra Cayman holds no shares of the Issuers common stock directly. Sylebra Cayman may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as the investment manager and parent of Sylebra HK.
(5) Gibson owns 100% of Class A shares of Sylebra Cayman and thus may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities.

(c) Exhibit 2, attached hereto, sets forth transactions in the Common Stock that were effected during the 60-day period ended November 8, 2024.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuers common stock.

(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The information provided in Items 3, 4 and 5 is hereby incorporated herein by this reference.

Except for the Joint Filing Agreement attached hereto as Exhibit 1, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 1 Joint Filing Agreement, dated as of 8 November, 2024, by and among the Reporting Persons.

CUSIP No.: 453204109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 08 2024	Sylebra Capital LLC By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: COO, CCO, Authorized Signatory
November 08 2024	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, Authorised Signatory
November 08 2024	Sylebra Capital Management By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorised Signatory
November 08 2024	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 453204109
Exhibit 1
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this foregoing shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.
This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Sylebra Capital LLC
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: COO, CCO, Authorized Signatory

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, Authorized Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorized Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: 8 November 2024

CUSIP No.: 453204109
Exhibit 2

The transactions (sales) in the Common Stock were effected on securities exchanges with various brokers. Details below:

Trade date Number of Shares Amount of Shares Outstanding Price Name of Seller
10/29/24 143,773 3,053,579 $201.94 Goldman Sachs & Co. LLC
10/30/24 32,031 3,021,548 $195.35 Goldman Sachs & Co. LLC
11/01/24 22,373 2,999,175 $195.00 Goldman Sachs & Co. LLC
11/04/24 51,823 2,947,352 $195.02 Goldman Sachs & Co. LLC
11/04/24 43,847 2,903,505 $195.43 Morgan Stanley & Co. LLC
11/05/24 206,153 2,697,352 $196.58 Morgan Stanley & Co. LLC
11/06/24 89,809 2,607,543 $201.77 Morgan Stanley & Co. LLC
11/07/24 135,191 2,472,352 $201.63 Morgan Stanley & Co. LLC
11/08/24 25,000 2,447,352 $202.13 Morgan Stanley & Co. LLC
11/08/24 225,000 2,222,352 $203.09 Goldman Sachs & Co. LLC

CUSIP No.: 453204109